BRF S.A.

PUBLICLY-HELD COMPANY
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) hereby informs to its shareholders and the market in general that the Company was been included in the 19th Corporate Sustainability Index (“ISE”) portfolio and in the 13th Carbon Efficient Index (“ICO2”) portfolio, both organized by B3 Stock Exchange. The assets comprising each index were announced this Wednesday (27).

The ISE is a tool for comparative analysis of the performance of companies listed at B3 as to the aspect of corporate sustainability, based on environmental balance, social justice, corporate governance, and economic efficiency. The new portfolio will be in place as of January 02, 2024 and is comprised of shares of 78 companies listed in B3.

In its turn, the ICO2 aims to reinforce the commitment of listed companies to the transparency of their greenhouse gas (GHG) emissions and analyzes the companies' preparation for a low-carbon economy. The new portfolio will remain in place from January 2024 through April 2024.

This achievement reinforces the transparency of the Company's actions as regards sustainable growth and reaffirms its efforts to improve its management practices to create value for its shareholders and society.

São Paulo, December 27, 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.